FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
March, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(ENDESA CHILE)

A publicly held limited liability stock company (Sociedad Anónima Abierta)
Securities Register Nº 0114

NOTICE OF GENERAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

In accordance with article 63 of Law N° 18,046, I inform you that the Board of Directors of Empresa Nacional de Electricidad S.A. agreed to call for a General and Extraordinary Shareholders’ Meeting for April 22, 2010 at 10 a.m. at the Espacio Riesco convention center, Avda. El Salto 5,000, Huechuraba, Santiago.

The General Shareholders' Meeting will have the purpose to acknowledge and resolve the following matters:

1. Approval of the Annual Report, Financial Statements and Report of the External Auditors and Inspectors of Accounts for the year ended December 31, 2009;

2. Information regarding the policy agreed by the Board of Directors for the calculation of the distributable profit corresponding to the annual financial statements; and the option determined by the Board for the treatment of the first-time adjustments, according to Rule N° 1945 of the Superintendency of Securities and Insurance;

3. Approval of the distribution of Profits and Dividends;

4. Information of the Company’s dividends policy and of the procedures for the dividends distribution;

5. Approval of the Investment and Financing Policy proposed by the Board of Directors;

6. Election of the Board of Directors;

7. Setting the compensation of the Board of Directors;

8. Setting the compensation of the Directors’ Committee and the approval of their budget for year 2010;

9. Information contained in the Directors’ Committee and Audit Committee annual Reports;

10. Appointment of an External Auditor for 2010 period, subject to Chapter XXVIII of the Chilean Securities Market Law;

11. Election of two Accounts Inspectors and their alternates, and the fixing of their compensation;

12. Information regarding agreements adopted by the Board of Directors to approve related-party transactions for year 2010, according to article 147 of the Chilean Companies Act;

13. Other matters of social interest and competence of the Meeting.

The purpose of the Extraordinary Shareholders’ Meeting shall be to acknowledge and resolve on the following matters:

1. Modification of the company’s bylaws by adapting the following articles of the bylaws to the new provisions of the Chilean Companies Act and the Chilean Securities Market Law; and to the provisions of the Chilean Companies Act Regulations: article 6, first paragraph, relating to notes in the shareholders register to adapt it to article 13 of those Regulations; article 14, final paragraph, relating to the calling of extraordinary board meetings, to adapt it to article 40 of the said Regulation; article 16, relating to transactions with related parties entered into by the company, to adapt it to article 147 of the Chilean Companies Act; article 16 bis to eliminate the reference to article 44 of the Law 18,046; article 17, second paragraph, relating to the moment when board resolutions may come into effect, to adapt it to article 48 of the Chilean Companies Act; article 21, second paragraph, relating to the persons to whom the board may delegate part of its powers, to adapt it to article 40 of the Chilean Companies Act; and final paragraph, relating to the public register of chairmen, directors, managers or liquidators that the company should keep, to adapt it to article 135 of the Chilean Companies Act; modification of Chapter IV of the bylaws “Directors’ Committee and Audit Committee”, articles 22, 23, 24, 25, 26, 27, 28 and 29, in order to merge both committees, reflecting the changes and requirements of independence introduced by Law 20,382 on improving Corporate Governance to article 50 bis of the Chilean Companies Act and additionally requiring members of the Committee to comply with the requirements of independence required by the Sarbanes Oxley Act of the United States of America, as well as the Securities and Exchange Commission and New York Stock Exchange; article 33, first paragraph, relating to the obligation to report to the Superintendency of Securities and Insurance the appointment, vacancy or replacement of chairman, directors, managers, senior executives, administrators and liquidators, to adapt it to article 68 of the Chilean Securities Market Law; article 36, d), relating to matters for extraordinary shareholders meetings, to adapt it to No.4 of article 57 of the Chilean Companies Act; article 38, second paragraph, relating to the calling of shareholders meetings that should be sent by mail to every shareholder; and final paragraph, relating to the validity of shareholders’ meetings when the formalities for their calling are omitted, to adapt it to article 59 of the Chilean Companies Act; article 43, relating to the appointment of external auditors, to adapt it to Chapter XXVIII of the Chilean Securities Market Law; article 44, fifth paragraph, relating to the publication of the balance sheet, to adapt it to article 76 of the Chilean Companies Act; and final paragraph, relating to copies of the corporate bylaws and lists of shareholders that the company should maintain at its corporate office, to adapt it to article 7 of the Chilean Companies Act; article 44 bis to eliminate the obligation to send to the shareholders the accounts inspectors’ report and the proposition of the investment and financing policy and article 49, relating to arbitration, to adapt it to article 125 of the Chilean Companies Act.

2. Approval of the restated text of the company’s bylaws.

3. Authorization for the constitution of one or more pledges and the granting of one or more concessions of rights over the credits corresponding to current and/or future subordinated debts of GNL Quintero S.A. with Empresa Nacional de Electricidad S.A., in favor of the lenders of GNL Quintero S.A., in order to guarantee compliance with full, integral and timely performance of each and every one of the obligations contracted in favor of such lenders under the Loan Agreement dated July 25, 2008, signed with a syndicate of foreign banks and with its foreign shareholder, British Gas, in order to finance the construction of the re-gasification terminal of GNL Quintero S. A.

4. Adoption of the resolutions necessary for the legalization of the bylaw amendments approved in number 1 above mentioned and the due compliance and carrying out of the resolutions and agreements adopted by the meeting.

In due time, a copy of the calling of the General and Extraordinary Shareholders’ Meeting and the rest of the corresponding documents will be sent to the Superintendency.

Sincerely yours,

Joaquín Galindo Vélez
CHIEF EXECUTIVE OFFICER

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.

Joaquín Galindo V.

Chief Executive Officer

Dated: March 11, 2010